Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reaches agreement in principle with Ecuadorian
government on Fruta del Norte exploitation contract

Toronto, Ontario – December 5, 2011 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today it has reached a non-binding agreement in principle with the government of Ecuador regarding key fiscal and legal parameters for the exploitation of the Fruta del Norte (FDN) deposit in Ecuador’s Zamora Chinchipe province.

A number of additional steps are required to conclude a final and binding agreement, including: the completion and approval of the project feasibility study by Kinross; a change in project status from economic evaluation to exploitation in accordance with Ecuadorian law; and, following the completion of negotiations, entering into definitive exploitation and investment protection agreements in a form satisfactory to the parties.

“This agreement represents an important milestone in the development of FDN,” said Kinross President and CEO Tye Burt. "Key objectives are to develop the mineral resources at FDN in a socially responsible manner and to work closely with the government and local communities to establish FDN as a flagship mining project in Ecuador.”

The key terms of the agreement in principle include the following:

●
An obligation to maintain the government’s share of project economic benefits at a minimum of 52%. Project economic benefits are defined as the cumulative sum of the Government’s share (comprised of the royalty, corporate income tax, the state portion of the profit sharing contribution, and windfall profit tax, as described below, plus a 12% value added tax applied to customary project expenditures) and Kinross’ share (comprised of the after tax free cash flows of the project), calculated annually;

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A sliding-scale net smelter return royalty linked to the realized gold price, with a royalty of 5% for gold sold at a price of $1,200 per ounce or less, 6% for gold sold above $1,200 up to $1,600 per ounce, 7% for gold sold above $1,600 up to $2,000 per ounce, and 8% for gold sold above $2,000 per ounce. The net smelter return royalty is calculated on the basis of revenues after the deduction of windfall profits tax payments (see below) and customary transportation and refining charges;

●	Advance royalties of $65 million credited against future royalty obligations and payable in two installments, subject to various project development conditions;

●	A corporate income tax rate of 22%, to be fixed under the proposed terms of the investment protection agreement;

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A profit sharing contribution equal to 15% of earnings before tax, to be fixed under the proposed terms of the investment protection agreement. This 15% contribution includes two components, with 12% to be paid to the State and 3% to be paid to employees. Profit sharing contributions are deductible expenses for the purpose of calculating corporate income tax;

●
A windfall profits tax, whereby the government would receive 70% of the excess of the realized gold price above an agreed base gold price.  The base gold price is defined as the greater of $1,650 per ounce and the spot gold price at the time of signing of the definitive exploitation agreement.  The base price is indexed to the United States Consumer Price Index (CPI) on a monthly basis. The windfall profits tax would be deductible for the purpose of calculating royalties, profit sharing contributions and corporate income taxes;

●	An exemption from customs duties payable on capital goods to be purchased during construction, as approved by the Ecuadorian government;

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

●	Electrical power to be provided from the national grid at the industrial customer rate (currently 6.8 cents/KWH);

●	Disputes arising between the parties will generally be subject to customary dispute resolution mechanisms including binding arbitration in Chile under UNCITRAL Rules;

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If new Ecuadorian laws are passed that adversely impact the fiscal and economic parameters of the exploitation agreement, the right of Kinross to seek amendments to the fiscal parameters of the exploitation agreement to preserve the original economic equilibrium and/or seek any remedies, pursuant to customary dispute resolution mechanisms;

●
Kinross undertaking various social infrastructure initiatives to benefit local communities, including the construction of a road and training center, airport improvements, and contributions to local social programs through domestic and international not-for-profit partners selected by Kinross.

Kinross is finalizing a project feasibility study, expected to be completed at year-end 2011. As previously disclosed, the Company is experiencing industry-wide escalation on FDN project costs, and both capital and operating costs for the project are expected to be approximately 25-30% higher than estimates included in the project pre-feasibility study. Kinross and the Ecuadorian government are currently completing negotiations and drafting of the definitive exploitation and investment protection agreements.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, expected or possible events, or statements with respect to expected or possible events. The words “estimates”, “expects”, “is expected”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would” or “might” and similar expressions identify forward-looking statements.  The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no certainty that negotiations following the non-binding agreement in principle referenced in this news release will result in binding exploitation and investment protection agreements satisfactory to Kinross and the government of Ecuador; (2) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; and (3) political and legal developments in Ecuador being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws, and related regulations and policies, and negotiation of an exploitation contract and an investment protection agreement with the government, being consistent with Kinross’ current expectations.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. These factors are not intended to represent a complete list of the factors that could affect Kinross.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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